May 29, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Ajax Corp.
Registration Statement on Form S-3
File Number 333-279640 (“Registration Statement”)

Ladies and Gentlemen:

Great Ajax Corp. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:15 p.m. Eastern time on May 30, 2024, or as soon thereafter as practicable.

Please telephone the undersigned (503-226-4614) or Brian D. Hirshberg of Mayer Brown LLP (212-506-2176) if you have any questions with respect to the foregoing.

*             *             *

Very truly yours,

GREAT AJAX CORP.

		By:	/s/ Lawrence Mendelsohn
Name: Lawrence Mendelsohn
Title: Chief Executive Officer

cc:	Brian D. Hirshberg
Mayer Brown LLP